

January 13, 2011

Charles R. Morrison
Chief Executive Officer
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

> **Re:** **Pizza Inn, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2010**
> **Filed September 16, 2010**
> **File No. 000-12919**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 27, 2010

Signatures, page 21

1. The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise to include the signatures of the specified persons in the second signature section of Form 10-K.

Notes to Financial Statements, page F-9

Note A – Organization and Summary of Significant Accounting Policies, page F-9

Closed Restaurants and Discontinued Operations, page F-9

2.   We note that you classify the results of operations of two company owned restaurants in Houston, Texas closed during the quarter ended September 23, 2007 as discontinued operations. Based on information available on your web site, we understand there are a number of Pizza Inn restaurants that continue to be operated in Houston, Texas. Please refer to ASC 205-20-45-1 and the related implementation guidance in ASC 205-20-55 and tell us how you considered migration of customers from the closed restaurants to other Pizza Inn restaurants in concluding that the conditions for classification as discontinued operations described in ASC 205-20-45-1 have been met. Please also tell us why you continue to incur significant losses from the disposed components in the two most recent fiscal years and subsequent interim period given that the stores were closed in 2007. In addition, please tell us how you are accounting for the lease obligations, how you accounted for the recent lease buy-out and the amount and classification of the liability related to the remaining location.

Exhibits 31.1 and 31.2

3.   Please confirm to us that the inclusion of the titles of your Chief Executive Officer and Principal Financial Officer was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In addition, please provide certifications that conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have used the term "company" instead of "registrant" throughout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Examiner, at 202-551-3513 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief